ONDAS HOLDINGS INC.

61 Old South Rd.

#495

Nantucket, MA 02554

February 3, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ondas Holdings Inc.
Registration Statement on Form S-3
File No. 333-252571

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Ondas Holdings Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-252571) filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2021 be declared effective by the Commission at or before 4:00 p.m. Eastern Time on Friday, February 5, 2021, or as soon thereafter as practical.

Please call Christina Russo or Michael Francis at Akerman LLP at (305) 982-5531 or (305) 982-5581 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Eric A. Brock

Eric A. Brock

Chief Executive Officer